UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January, 2025.

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

The Victorians

15-18 Earlsfort Terrace

Saint Kevin’s
Dublin 2, D02 YX28, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

On January 10, 2025, Fusion Fuel Green PLC, an Irish public limited company (the “Company”), received a letter from the staff of the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying it that since the Company has not yet held an annual meeting of shareholders within twelve months of the end of the Company’s fiscal year ended December 31, 2023, it no longer complies with Nasdaq Listing Rule 5620(a). Accordingly, this matter serves as an additional basis for delisting the Company’s securities from The Nasdaq Stock Market. The Staff indicated that the letter was formal notification that the Nasdaq Hearings Panel (the “Panel”) will consider this matter in their decision regarding the Company’s continued listing on The Nasdaq Global Market. In that regard, the Staff stated that the Company should present its views with respect to this additional deficiency to the Panel in writing no later than January 17, 2025.

As previously reported in a Report on Form 6-K/A furnished by Fusion Fuel Green PLC (the “Company”) to the Securities and Exchange Commission (the “SEC”) on May 15, 2024, on May 8, 2024, the Company received a notification letter (the “Deficiency Notice”) from the staff of the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it was not in compliance with the minimum $10,000,000 stockholders’ equity requirement for continued listing on The Nasdaq Global Market under Nasdaq Listing Rule 5450(b)(1)(A), since the Company’s Form 20-F for the fiscal year ended December 31, 2023, reported stockholders’ equity of $3,022,125. The Deficiency Notice also stated that the Company did not meet the continued listing requirements under the alternative standards for continued listing.

Pursuant to Nasdaq rules, the Company timely submitted a plan to regain compliance. Among other things, the plan had included the Company’s request to transfer its listing to The Nasdaq Capital Market by November 4, 2024, which was 180 days after the date of the Deficiency Notice, the maximum number of days that the Staff had discretion to grant to regain compliance pursuant to Nasdaq Listing Rule 5450(b)(1)(A). The Company subsequently indicated to the Staff that it planned to satisfy the requirements to transfer its listing to The Nasdaq Capital Market by the completion of certain transactions by November 4, 2024. The Company was unable to consummate these transactions by November 4, 2024.

On November 5, 2024, the Company received a letter (the “Staff Determination Notice”) from the Staff, which stated that the Staff had made the determination to deny the Company’s request for continued listing on The Nasdaq Capital Market (the “Staff Determination”). The Staff Determination Notice stated that unless the Company requested an appeal of the determination by November 12, 2024, trading of the Company’s ordinary shares and warrants would be suspended at the opening of business on November 14, 2024, and a Form 25-NSE will be filed with the SEC, which will remove the Company’s securities from listing and registration on Nasdaq.

The Company submitted a request for hearing before the Panel. The Company’s hearing request stayed the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision. There can be no assurance that the Panel will grant the Company’s request for continued listing.

This report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-251990, 333-264714 and 333-276880) and Form S-8 (File No. 333-258543) and the prospectuses thereof and any prospectus supplements or amendments thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: January 13, 2025	/s/ John-Paul Backwell
John-Paul Backwell
Chief Executive Officer

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